UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
Paterson, David J.
133 Peachtree Street, N.E.
Atlanta, Georgia 30303

2. Date of Event Requiring Statement (Month/Day/Year)
11/4/2000

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
GEORGIA-PACIFIC CORPORATION (GP/TGP)

5. Relationship of Reporting Person to Issuer (Check all applicable)
[ ] Director [ ] 10% Owner
[X] Officer (give title below) [ ] Other (specify below)

Senior Vice President-Pulp and Paper

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
[X] Form filed by One Reporting Person
[ ] Form filed by More than One Reporting Person

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Table I Non-Derivative Securities Beneficially Owned
1)Title of Security	2)Amount of Securities Beneficially Owned	3) Ownership Form: Direct (D) or Indirect (I)	4)Nature of Indirect Beneficial Ownership
Georgia-Pacific Group Common Stock Georgia-Pacific Group Common Stock Timber Group Common Stock	7,200.000(1) 13,469.997 1,705	D I D	through G-P S&CGP (2)

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Table II Derivative Securities Beneficially Owned

1)Title of Derivative Security	2)Date Exercisable		3)Title and Amount of		4)Conversion or Exercise Price of Derivative Security	5)Ownership Form of Derivative Security: Direct (D) or Indirect (I)	6)Nature of Indirect Beneficial Ownership
	Date Exercisable	Expiration Date	Title	Amount of Number of Shares
EMPLOYEE STOCK OPTION (right to buy GP) - 1997 SVIP	(3)	02/02/07	Georgia-Pacific Group Common Stock	6,000.000	$26.4200	D
EMPLOYEE STOCK OPTION (right to buy GP) - 1998 LTIP	(4)	01/28/08	Georgia-Pacific Group Common Stock	8,316.000	$28.2050	D
EMPLOYEE STOCK OPTION (right to buy GP) - 1999 LTIP	(5)	01/27/09	Georgia-Pacific Group Common Stock	10,400.000	$32.1700	D
EMPLOYEE STOCK OPTION (right to buy GP) - 2000 LTIP	01/21/01 (6)	01/20/10	Georgia-Pacific Group Common Stock	8,7000.000	$41.5900	D
EMPLOYEE STOCK OPTION (right to buy Timber) - 1995 SVIP	(7)	03/31/05	Timber Group Common Stock	4,200.000	$23.2100	D
EMPLOYEE STOCK OPTION (right to buy Timber) - 1996 SVIP	(8)	01/31/06	Timber Group Common Stock	7,600.000	$20.9500	D
EMPLOYEE STOCK OPTION (right to buy Timber) - 1997 SVIP	(3)	02/02/07	Timber Group Common Stock	3,000.000	$21.4100	D

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Explanation of Responses:

  Includes an award of shares pursuant to performance rights granted under the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan.
  Through Georgia-Pacific Savings and Capital Growth Plan. Information is as of November 4, 2000.

  Under the terms of the Georgia-Pacific Corporation 1995 Shareholder Value Incentive Plan, these options vested effective 02/03/00.

  Under the terms of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan, granted options vest in three annual installments beginning January 29, 1999, and may be exercised (to the extent vested) beginning on such vesting date and continuing to January 28, 2008.

  Under the terms of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan, granted options vest in three annual installments beginning January 28, 2000, and may be exercised (to the extent vested) beginning on such vesting date and continuing to January 27, 2009.

  Under the terms of the Georgia-Pacific Corporation/Georgia-Pacific Group 1997 Long Term Incentive Plan, granted options vest in three annual installments beginning January 21, 2001, and may be exercised (to the extent vested) beginning on such vesting date and continuing to January 20, 2010.

  Under the terms of the Georgia-Pacific Corporation 1995 Shareholder Value Incentive Plan, these options vested effective 04/01/98.

  Under the terms of the Georgia-Pacific Corporation 1995 Shareholder Value Incentive Plan, these option vested effective 02/01/99.

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**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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/s/ David J. Paterson **Signature of Reporting Person	November 14, 2000 Date